Press release

ORKLA

www.orkla.com
P.O. Box 423 Skøyen, NO-0213 Osl ... ail: info@orkla.no

08004418

Ref.: SVP Corporate Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland Tel.: +47-2254 4411

Date: 13 August 2008

Solid quarter in challenging operating conditions

Orkla's second-quarter operating profit (EBITA)[1] ended at NOK 1,230 million, compared with NOK 1,194 million for the same quarter of 2007. Orkla Brands continued its positive profit trend, and Sapa delivered satisfactory profit despite declining volumes. The Share Portfolio outperformed the Nordic index, but delivered a negative return in a weak financial market.

"We are satisfied with our profitability performance in the second quarter, and the Industry division reported good overall results. However, we expect future market conditions to remain challenging," says President and CEO Dag J. Opedal.

Orkla's second-quarter operating revenues totalled NOK 17.6 billion, up from NOK 14.0 billion in 2007. A substantial part of the increase in the operating revenues (but also a lower operating margin) is ascribable to the merged aluminium profile business (Sapa/Alcoa).

Orkla Brands, Sapa and Borregaard all posted satisfactory performances. Both Elkem Solar's construction project and the integration of Sapa's and Alcoa's profile businesses are on schedule.

As expected, profit for the primary aluminium business was negatively impacted by the weak USD and hedge losses. Moreover, costs expensed for Elkem Solar's new plant were NOK 53 million higher than in the same quarter of last year.

Second-quarter profit before tax amounted to NOK 2.5 billion (NOK 3.1 billion in 2007). Orkla signed an agreement with Egmont in the second quarter to sell the remainder of the Group's media business, i.e. its 40 per cent stake in Hjemmet Mortensen. This generated a book gain of NOK 830 million for Orkla in the second quarter. All in all, therefore, the sale of Orkla's media business has brought in approximately NOK 9 billion, and a gain of around NOK 5 billion.

In a weak stock market, Orkla's Financial Investments division delivered a negative return of 8.3 per cent, compared with a negative return of 16.9 per cent for Morgan Stanley Nordic Index and a negative return of 5.6 per cent for the Oslo Stock Exchange Benchmark Index.

[1] Operating profit (EBITA): Before amortisation, restructuring and significant impairments

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CONDENSED GROUP INCOME STATEMENT

Amounts in NOK million	1.1. - 30.6. 2008	1.1. - 30.6. 2007	1.1. - 31.12. 2007	1.4. - 30.6. 2008	1.4. - 30.6. 2007
Operating revenues	**34,513**	27,937	63,867	**17,569**	14,049
Operating expenses	**(31,162)**	(24,345)	(56,729)	**(15,807)**	(12,390)
Depreciations and write-downs property, plant and equipment	**(1,059)**	(931)	(2,026)	**(532)**	(465)
Amortisation intangible assets	**(115)**	(114)	(230)	**(58)**	(56)
Restructuring and significant impairments	**(34)**	0	(814)	**(34)**	0
Operating profit	**2,143**	2,547	4,068	**1,138**	1,138
Profit from associates	**1,332**	646	848	**1,153**	294
Dividends	**399**	654	1,076	**311**	414
Gains and losses/write-downs Share Portfolio	**(183)**	1,892	3,627	**112**	1,011
Financial items, net	**(312)**	819	440	**(216)**	196
Profit before taxes	**3,379**	6,558	10,059	**2,498**	3,053
Taxes	**(710)**	(983)	(1,614)	**(516)**	(317)
Profit for the period	**2,669**	5,575	8,445	**1,982**	2,736
Minority interests' share of profit	**130**	49	46	**78**	14
Profit attributable to equity holders for the period	**2,539**	5,526	8,399	**1,904**	2,722
Profit before tax, Industry division	**2,951**	3,503	4,579	**1,961**	1,503
Profit before tax, Orkla Financial Investments	**428**	3,055	5,480	**537**	1,550

EARNINGS PER SHARE

Amounts in NOK	1.1. - 30.6. 2008	1.1. - 30.6. 2007	1.1. - 31.12. 2007	1.4. - 30.6. 2008	1.4. - 30.6. 2007
Earnings per share	**2.5**	5.4	8.2	**1.9**	2.6
Earnings per share diluted	**2.5**	5.3	8.1	**1.9**	2.6
Earnings per share diluted[1]	**2.6**	5.4	9.0	**1.9**	2.7

[1] Excl. amortisation, restructuring, significant impairments and discontinued operations.

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ORKLA



Solid performance

Second Quarter Results 2008
13 August 2008

Agenda

- The Orkla Group — Dag J. Opedal, CEO, Orkla
  - Highlights and financial performance
- Business Area Review
  - Orkla Materials
  - Orkla Associates
  - Orkla Financial Investments
  - Orkla Brands — Torkild Nordberg, EVP, Orkla Brands
  - Orkla Aluminium Solutions — Ole Enger, EVP, Orkla Aluminium Solutions
- Q & A

ORKLA

Q2-08: Solid performance - challenging markets

- Positive trend and profit growth for Orkla Brands
- Satisfactory results in weakening markets for Orkla Aluminium Solutions
- Improved results for Orkla Materials
  - Negative impact from weak USD, increased P&L charge from Elkem Solar and increasing input costs
- Weak financial markets. Share Portfolio -8.3 %, compared to MSNI -16.9 %
- Sale of 40 % stake in Hjemmet Mortensen completed at a NOK 830 million gain
  - Total proceeds from sale of media operations close to NOK 9 billion

Q2 - Key value drivers on track

- Orkla Brands profit uplift
  - Response to challenges generates results



- Sapa integration
  - Restructuring measures implemented
  - Organisational development as planned



- Solar
  - Elkem Solar on schedule for metal-to-market by end of 2008
  - REC: EBITDA at NOK 889 million (+10 %) in Q2-08



Change in EBITA from Q2-07 to Q2-08


1194
+128
+75
-14
-12
-53
-82
-6
1230
Q2-07
Orkla Brands
Borregaard
Orkla Aluminium Solutions
Elkem excl. Solar
Elkem Solar
Orkla Financial Investments
Other
Q2-08

All figures in NOK million

ORKLA

Profit before tax affected by financial items in Q2


3053
+118
+830
-82
-899
-412
-110
2498
Q2-07
EBITA Industry Area
Sale of Hjemmet Mortensen
EBITA Orkla Financial Investments
Realised gains/write-downs, Share Portfolio
Net financial items
Other
Q2-08

All figures in NOK million

ORKLA

Cash flow 30 Jun 2008

Key figures *in NOK million*

1 Jan - 30 Jun	**2008**
Industry division:	
Operating profit	2 172
Net depreciation and replacement	220
Changes in net working capital	-1 235
Cash flow from industrial operations	**1 157**
Cash flow from Financial Investments	**518**
Financial items, net	- 636
Taxes paid and miscellaneous	-1 027
Dividends paid and share buybacks	-2 855
Net expansion	-3 621
Net cash flow	**-6 464**
Net interest-bearing debt	**22 649**

ORKLA

Orkla Materials



Elkem – Weak result compared to last year, but positive development in main markets

- Primary Aluminium results hampered by weakened USD, higher costs and aluminium hedges
- Higher energy trading partly offset by lower production
- Strong markets for Elkem silicon-related
- Elkem Solar developing according to plan, NOK 85 million expensed in Q2

Elkem
in NOK million

1 Apr - 30 Jun

Revenues	2008	2007	Change
Elkem	2 966	2 351	26 %
Energy	420	309	36 %
Primary Aluminium	771	678	14 %
Silicon-related	2 042	1 542	32 %
Eliminations	- 267	- 178	

EBITA	2008	2007	Change
Elkem	216	281	-23 %
Energy	78	66	18 %
Primary Aluminium	49	111	-56 %
Silicon-related excl. solar	174	136	28 %
Elkem Solar	- 85	- 32	
EBITA margin	7.3 %	12.0 %	

ORKLA

Borregaard – Improved profitability

- Strong market and high prices for textile cellulose
  - Weaker outlook
- Declining USD and a continuous rise in prices of raw materials and energy hamper profitability in Chemicals
- Local outbreak of Legionnaires' disease
  - Public investigations still not concluded
  - Immediate action taken

Borregaard
in NOK million

1 Apr - 30 Jun

Revenues	2008	2007	Change
Borregaard	1 249	1 109	13 %
Energy	43	38	13 %
Chemicals	1 249	1 107	13 %
Eliminations	- 43	- 36	

EBITA	2008	2007	Change
Borregaard	140	65	115 %
Energy	40	25	60 %
Chemicals	100	40	150 %
EBITA margin	11.2 %	5.9 %	

ORKLA

Orkla Associates



Orkla Associates

REC

in NOK million

1 Apr - 30 Jun	2008	2007	Change
Revenues	2 121	1 673	27 %
EBITDA	889	812	10 %
EBIT	716	679	6 %
Profit before tax*	708	671	6 %

- Revenue growth of 27 %
- EBITDA increased by 10 %, mainly due to higher production and revenues
- Long-term sales contract portfolio of NOK 49 billion
- Acquired 20 % of US downstream player

JOTUN

in NOK million

1 Jan - 30 Apr	2008	2007	Change
Revenues	3 159	2 872	10 %
EBIT	363	294	23 %
Profit before tax	335	301	11 %

- Continued strong growth
- Margin improvements

* Adjusted for change in accounting principles for financial items

ORKLA

Orkla Financial Investments



Share Portfolio



■ Portfolio ☐ MSCI Nordic ■ OSEBX ▨ S&P 500
2008
-8.3 %
-16.9 %
-5.6 %
-11.9 %
16.8 %
9.8 %
17.8 %
4.4 %
2005-2008

Gains and dividends *in NOK million*

2008	1 Apr - 30 Jun	1 Jan - 30 Jun
Unrealised gains	- 663	-1 741
Net gains/losses excl. write-downs	663	919
Write-downs	- 527	-1 056
Change in fair value of associates	- 24	- 46
Dividend received	310	397
Tax and interest	104	187
Change in net asset value	**-137**	**-1 340**
Market value Share Portfolio	16 155	
Unrealised gains	2 069	

ORKLA

Orkla Brands

Torkild Nordberg
EVP Orkla Brands



Orkla Brands – profit uplift
(EBITA 12 month rolling)


NOK million
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200

ORKLA

Improvements on track

1) Price increases compensate for higher input costs
   - Rise in input factor prices necessitates further increases

2) International operations
   - Divestments/restructuring of unprofitable companies contributed positively
   - Further structural measures in Central and Eastern Europe in progress
   - Challenging situation in Russia for Orkla Brands International

3) Bread and bakery operations in Norway
   - Improvements, but still challenging

ORKLA

Orkla Brands in progress

- Underlying top line growth +8 %
  - Positive effects from Easter
- EBITA growth for all business units
- Price increases implemented
- Positive impact from structural changes
  - Limited effect in H2 2008
- Market shares weakening slightly
  - Still positive market growth
- Growing cost inflation
  - Most significant in Russia and the Baltics

Orkla Brands
in NOK million

1 Apr - 30 Jun	2008	2007	Change
Revenues			
Orkla Brands	**5 650**	**5 465**	**3 %**
Orkla Foods Nordic	2 436	2 422	1 %
Orkla Brands Nordic	1 880	1 880	0 %
Orkla Brands International	525	501	5 %
Orkla Food Ingredients	880	759	16 %
Eliminations	- 71	- 97	
EBITA			
Orkla Brands	**586**	**458**	**28 %**
Orkla Foods Nordic	262	219	20 %
Orkla Brands Nordic	304	250	22 %
Orkla Brands International	- 30	- 52	42 %
Orkla Food Ingredients	50	41	22 %
EBITA margin	**10.4 %**	**8.4 %**	

ORKLA

Innovation remains key value driver





- Big One Hatrick and Nugatti Air largest launches in Q2
- Continued ability to innovate crucial, and main focus for long-term value creation



ORKLA

Orkla Aluminium Solutions

Ole Enger
EVP Orkla Aluminium Solutions



The Sapa Group safety trend is positive

Sapa Group Safety Rates
- Rolling 12 months -


Accidents Per Million Hours
25
20
15
10
5
0
2005 2006 2007 Jan Feb Mar Apr May June
2008
— Lost Work Day accident Rate (LWDR) — Total Recordable accident Rate (TRR)

Sapa Group Safety Rates
- Year to Date June 2008 -

Measure	YTD 2008	YTD 2007	Rolling 2008
[redacted]	10.2	18.0	12.1
[redacted]	138	253	326
LWDR	3.8	6.0	4.0
LWDR Accidents	52	84	107

ORKLA

Sapa Profiles on track to reach its financial targets*

- 5-6 % EBIT-margin
- 3 times capital turnover
- 15-20 % ROCE

- Improvement Programmes deliver according to plan...
- ...but markets weaker than expected
- Strategy remains firm
- Orkla ownership share finalised to 54.55 %

*In 2-3 years and assuming mid-cycle market conditions

ORKLA

The extrusion markets continue to decline both in the US and in Europe

US Extrusion Consumption


Thousand Tons
450
400
350
300
250
200
403
341
316
416
342
315
390
318
326
276
-7.3%
-7.8%
-15.4%
-17.0%
-18.3%
-15.5%
Q1
Q2
Q3
Q4

- 2007 full year consumption -17%
- Q1 2008 consumption -7.3%
- Q2 2008 consumption -7.8% (forecast)

European Extrusion Consumption


Thousand Tons
850
800
750
700
650
600
734
796
764
776
814
765
708
742
734
689
-4.0%
-6.0%
8.4%
4.6%
4.8%
-6.1%
Q1
Q2
Q3
Q4

- 2007 full year consumption +2.9%
- Q1 2008 consumption -4.0%
- Q2 2008 consumption -6.0% (forecast)

2006 2007 2008

23 **Second quarter 2008 - Orkla Aluminium Solutions**

Source: EAA, Aluminum Association, CRU Monitor

ORKLA

The US suffers from low construction activity – now Spain is leading the European market down

US Housing Starts


Million Housing Starts
2,5
2,0
1,5
1,0
0,5
0,0
2,0
1,5
1,1
1,9
1,5
1,0
1,7
1,3
1,6
1,2
-28%
-32%
-28%
-21%
-24%
-26%
Q1
Q2
Q3
Q4

- 2007 full year development -25%
- 2008 first half development -30%

Spain Housing Starts


Thousand Housing Starts
200
150
100
50
0
171
173
119
175
161
177
143
178
124
-31%
+1%
-8%
-19%
-30%
Q1
Q2
Q3
Q4

- 2007 full year development -14%
- 2008 Q1 development -31%

2006 2007 2008

24 **Second quarter 2008 - Orkla Aluminium Solutions**

Source: CRU Monitor, Eurostat, Bloomberg

ORKLA

The volume deterioration for Profiles continues while Sapa HT and BS remain at a good level

- Weak markets in US and Europe
  - The slow-down in South Europe has accelerated during Q2
  - Building & Construction weak
  - No sign of improvement in the US
- Continued good performance for Heat Transfer and Building System
- Lower margins than 2008 due to
  - Dilution effect from consolidation of Alcoa figures
  - Negative currency translation effects

Orkla Aluminium Solutions
in NOK million

1 Apr - 30 Jun

Revenues	2008	2007	Change
Orkla Aluminium Solutions	7 542	4 736	59 %
Sapa Profiles	5 922	3 127	89 %
Sapa HT and BS	1 883	1 857	1 %
Eliminations	- 263	- 248	

EBITA			
Orkla Aluminium Solutions	364	378	-4 %
Sapa Profiles	208	235	-11 %
Sapa HT and BS	156	143	9 %
EBITA margin	4.8 %	8.0 %	

ORKLA

At the establishment of the Joint Venture a set of key strategic themes were identified

Strategic Theme	Key Developments Over the Last Year
• Environment, Health, and Safety	
• Organisational Integration	
• Systems Integration	
• Restructuring	
• Redesign	
• Genesis	
• Customer Value Management	
• Organisational Development	
• Growth in Asia	
• US Benefits Cost Reduction	

ORKLA

Safety performance has improved over the last year

Strategic Theme

- **Environment, Health, and Safety**
- **Organisational Integration**
- **Systems Integration**
- **Restructuring**
- **Redesign**
- **Genesis**
- **Customer Value Management**
- **Organisational Development**
- **Growth in Asia**
- **US Benefits Cost Reduction**

Key Developments Over the Last Year



Total Recordable Accident Rate
Accidents Per Million Hours
25
20
15
10
5
0
18,5
9,5
21,1
9,6
5,7
5,4
17,1
8,3
23,7
12,7
Sapa Profiles
North Europe
Central Europe
South Europe
North America
2007
2008

- TRR from 18.5 to 9.5 and LWDR from 5.6 to 3.2
- An EHS Centre Team has been established to drive the EHS work throughout Sapa
- A Rapid Improvement Team have been established to assist worst performing locations

ORKLA

The creation of a new integrated Sapa organisation has been successful

Strategic Theme

- **Environment, Health, and Safety** ✓
- **Organisational Integration**
- **Systems Integration**
- **Restructuring**
- **Redesign**
- **Genesis**
- **Customer Value Management**
- **Organisational Development**
- **Growth in Asia**
- **US Benefits Cost Reduction**

Key Developments Over the Last Year



Pre Joint Venture
Sapa
6 000 Employees
Alcoa
6 500 Employees
Great respect between the organisations
July 2008
Sapa
11 900 Employees

Now it is just one organisation

No Former-Sapa / Former-Alcoa mentality

ORKLA

Systems integration and creation of a shared services function are on track

Strategic Theme

- Environment, Health, and Safety ✓
- Organisational Integration ✓
- **Systems Integration**
- Restructuring
- Redesign
- Genesis
- Customer Value Management
- Organisational Development
- Growth in Asia
- US Benefits Cost Reduction

Key Developments Over the Last Year

Initiative	Description
Infrastructure	• Migration of IT infrastructure on sites to new Sapa IT platform
ERP Europe	• Migration of Alcoa Oracle system to Sapa Oracle system
ERP US	• Migration of Alcoa Oracle system to Sapa Oracle system
Mid Tier Migration	• Migration of small and medium sized IT applications
Financial Services	• Setup of new shared services organisation in Hungary and US
HR / Payroll Migration	• Transition of new Sapa locations to new HR and payroll system

Project Cost	Employees
250 MNOK	200

ORKLA

Three major restructuring initiatives have been undertaken

Strategic Theme

- Environment, Health, and Safety ✓
- Organisational Integration ✓
- Systems Integration ✓
- **Restructuring**
- Redesign
- Genesis
- Customer Value Management
- Organisational Development
- Growth in Asia
- US Benefits Cost Reduction

Key Developments Over the Last Year

Initiative	Description
Noblejas (Spain)	• Closure of Noblejas facility • Transfer of volumes to other plants • Pre-agreement signed with unions
Banbury (UK)	• Closure of Banbury facility • Transfer of volumes to other plants • Asset disposal ongoing
North America	• Closure of Redd Team • Partial shutdown of Magnolia • Transfer of Louisville volumes to Monterey

Restructuring is cash positive
Full EBITA effect from 2009
(100 MNOK/year)

ORKLA

So far 10 different plants have been through a Redesign Programme

Strategic Theme

- Environment, Health, and Safety ✓
- Organisational Integration ✓
- Systems Integration ✓
- Restructuring ✓
- **Redesign**
- Genesis
- Customer Value Management
- Organisational Development
- Growth in Asia
- US Benefits Cost Reduction

Key Developments Over the Last Year

Redesign Time Plan 2008



Country
Plant
2008 Time Plan
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Sweden
Denmark
UK
Hungary
France
Portugal
USA

- Currently 10 programs ongoing
- Potential of approximately 200 MNOK identified
- Savings of approximately 85 MNOK realised

Implementation of Genesis is moving forward in all operating companies

Strategic Theme

- Environment, Health, and Safety ✓
- Organisational Integration ✓
- Systems Integration ✓
- Restructuring ✓
- Redesign ✓
- **Genesis**
- Customer Value Management
- Organisational Development
- Growth in Asia
- US Benefits Cost Reduction

Key Developments Over the Last Year

Genesis Status June 2008 **Changes**



- Genesis managers appointed at Business Area level
- Genesis coaches in place in most companies
- 2 700 employees participated in Genesis training
- System for implementation follow-up in place
- Initial file of good Genesis cases developed

Most companies have also started to adopt the Customer Value Management concept

Strategic Theme

- Environment, Health, and Safety ✓
- Organisational Integration ✓
- Systems Integration ✓
- Restructuring ✓
- Redesign ✓
- Genesis ✓
- **Customer Value Management**
- Organisational Development
- Growth in Asia
- US Benefits Cost Reduction

Key Developments Over the Last Year

Strategic Direction

From Profiles... ...to Solutions



Understand customer value chain
Develop solution to problem

- CVM managers appointed at Business Area level
- CVM champions in place in most companies
- 250 employees have participated in CVM training
- Innovation Centers to support solutions development planned for Vetlanda, Bolzano, and Portland

ORKLA

To further support new business Sapa Profiles has recruited 150 new engineers

Strategic Theme

- Environment, Health, and Safety ✓
- Organisational Integration ✓
- Systems Integration ✓
- Restructuring ✓
- Redesign ✓
- Genesis ✓
- Customer Value Management ✓
- **Organisational Development**
- Growth in Asia
- US Benefits Cost Reduction

Key Developments Over the Last Year

New Engineers Recruited



Number of Engineers
200
150
100
50
0
44[1]
41
40
25
150
North America
North Europe
Central Europe
South Europe
Total

- Engineers have been recruited to support;
  - Product development
  - Production, and
  - Sales

(1) Not including engineers involved in direct production

ORKLA

The acquisition of Kam Kiu will give Sapa a strong foothold in the Asian market

Strategic Theme

- Environment, Health, and Safety ✓
- Organisational Integration ✓
- Systems Integration ✓
- Restructuring ✓
- Redesign ✓
- Genesis ✓
- Customer Value Management ✓
- Organisational Development ✓
- **Growth in Asia**
- US Benefits Cost Reduction

Key Developments Over the Last Year

Kam Kiu Acquisition



- An acquisition of Chinese extruder Kam Kiu will give Sapa a strong foothold in Asia
- Net sales approximately NOK 1.2 billion
- Production level 60 thousand tonnes per year – potential to double capacity with low capex exists

Profiles North America has reduced benefit costs by 25% compared to pre-JV

Strategic Theme

- Environment, Health, and Safety ✓
- Organisational Integration ✓
- Systems Integration ✓
- Restructuring ✓
- Redesign ✓
- Genesis ✓
- Customer Value Management ✓
- Organisational Development ✓
- Growth in Asia ✓
- **US Benefits Cost Reduction**

Key Developments Over the Last Year

Annualised US Benefit Costs


MUSD
50
40
30
20
10
0
41,1
4,9
4,6
0,9
30,7
2,4
1,2
27,1
-25%
-34%

- Compared to the pre Joint Venture situation benefit costs have been decreased with 10 MUSD (54 MNOK) per year
- Target is to further reduce benefit costs worth some 3.6 MUSD (19 MNOK) per year until 2009

All in all Sapa Profiles has made progress within all prioritised areas

Strategic Theme		Key Developments Over the Last Year
• Environment, Health, and Safety	✓	Lost Work Day Rate June YTD from 5.6 to 3.2
• Organisational Integration	✓	No such thing as former Sapa or former Alcoa mentality - only Sapa
• Systems Integration	✓	Oracle carve out and infrastructure migration on plan Shared service implementation on plan
• Restructuring	✓	Close down of Noblejas, Banbury, and Redd Team Downscaling of Magnolia and Louisville
• Redesign	✓	10 plants have been through a redesign program
• Genesis	✓	Training of 2 700 employees, starting to generate cases
• Customer Value Management	✓	Training of 250 employees, starting to generate cases
• Organisational Development	✓	150 engineers have been hired by Sapa Profiles
• Growth in Asia	✓	Potential acquisition of Kam Kiu creates strong foothold in Asia
• US Benefits Cost Reduction	✓	Annual cost impact of benefits reduced with 25%

ORKLA

Strategic direction: From profiles to solutions

Sweden: 50/50
Rest of Sapa: 90/10





Demand for aluminium solutions is continuing to increase within the Automotive industry


Aluminium castings
Aluminium extrusions
Aluminium sheets
Steel sheets

- Audi has made a strategic decision to use its light-weight aluminium space frame (ASF) for all new models from 2010
- The second-generation ASF system will be introduced top-down, starting with the next A6 and A8, along with the new A7
- The ASF system will benefit Audi's heavy SUVs and cross-overs – the next Q7 will be 300 kg lighter than the current model

Source: Car Online and Audi

ORKLA

Even though the market is weakening Sapa will continue to deploy the strategy laid out

- The negative market trend in Europe and the US is expected to continue in the short to medium term
- This, in combination with seasonally lower sales in the 2nd half of the year, leads to considerably weaker results for the rest of 2008
- However, Sapa will continue to deploy the strategy laid out and will not change direction from what has been previously communicated
- This requires a significant strengthening of the organisation, as well as capital investments in fabrication equipment
- In the short term this will impact the results negatively – this will, however, be outweighed by higher profits in the long term



Coming events

31 October 2008	Third quarter 2008 results

ORKLA

ORKLA

ORKLA

Appendix

ORKLA

Primary Aluminium – Weak USD, higher costs and hedges temporarily hamper earnings

- Favorable long-term power- and alumina contracts provide platform for future profitability
- EBITA in Q2 negatively impacted by:
  - Weak USD
  - Metal hedges
  - Increased transportation costs
  - Higher energy costs
- Negative EBITA effect of NOK 35 million vs. last year due to weakened NOK/USD
- Hedge loss of NOK 73 million in Q2
  - Hedge loss expected to increase in H2-08 due to lower hedge prices
- Energy costs NOK 42 million higher than in Q2-07

EBITA per quarter - Primary Aluminium


160
140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007
Q1 Q2
2008

Realised & unrealised LME hedge


2008
2009
2010
2011
Q1
Q2
Q3
Q4
0
-20
-40
-60
-80
-100
-120
-140
MNOK
Realised
Unrealised

ORKLA

Elkem Energy –
Periodic maintenance affects production

- EBITA at NOK 78 million vs. NOK 66 million last year
- EBITA from Energy trading at NOK 16 million versus NOK -20 million last year
- Maintenance at Salten and lower production at Sauda (expansion preparations) lowered production by 181 Gwh on Q2-07
- 600 GWh/year from Sauda hydro power expansion on schedule for start-up during Q3-08



EBITA per quarter - Energy
350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007
Q1 Q2
2008

ORKLA

Silicon-related
- Good markets

- EBITA (excl. Solar) at NOK 174 million, up NOK 38 million on Q2-07
- Strong, but stabilised, markets in Q2 for silicon metal reflected in revenues
- Strong ferrosilicon and foundry markets and a competitive cost base boost profit
- Start-up of additional Salten furnace with 20.000 MT/year completed in May

Silicon-related
in NOK million

1 Apr - 30 Jun	2008	2007	Change
Revenues	2 042	1 542	32 %
EBITA ex Elkem Solar	174	136	28 %
EBITA Elkem Solar	-85	-32	
Total EBITA	89	104	-14 %
EBITA margin	4.4 %	6.7 %	

ORKLA

Group income statement Q2-08

Key figures *in NOK million*

1 Apr - 30 Jun	2008	2007	Change
Operating revenues	**17 569**	**14 049**	25 %
EBITA	**1 230**	**1 194**	3 %
Amortisation intangibles	-58	-56	
Restructuring and significant impairment	-34	0	
EBIT	**1 138**	**1 138**	
Associates	1 153	294	
Dividends	311	414	
Gains and losses/write-downs Share Portfolio	112	1 011	
Net financial items	- 216	196	
Profit before tax	**2 498**	**3 053**	-18 %
Taxes	-516	-317	
Profit for the period	**1 982**	**2 736**	
Minority interests' share of profit for the year	78	14	
Profit attributable to equity holders	1 904	2 722	
Earnings per share diluted (NOK)*	1.9	2.7	

* Excluding amortisation, restructuring and significant impairment and discontinued operations

ORKLA

Group income statement H1-08

Key figures *in NOK million*

1 Jan - 30 Jun	2008	2007	Change
Operating revenues	**34 513**	**27 937**	24 %
EBITA	**2 292**	**2 661**	-14 %
Amortisation intangibles	-115	-114	
Restructuring and significant impairment	-34	0	
EBIT	**2 143**	**2 547**	
Associates	1 332	646	
Dividends	399	654	
Gains and losses/write-downs Share Portfolio	- 183	1 892	
Net financial items	- 312	819	
Profit before tax	**3 379**	**6 558**	-48 %
Taxes	-710	-983	
Profit for the period	**2 669**	**5 575**	
Minority interests' share of profit for the year	130	49	
Profit attributable to equity holders	2 539	5 526	
Earnings per share diluted (NOK)*	2.6	5.4	

* Excluding amortisation, restructuring and significant impairment and discontinued operations

ORKLA

Balance sheet 30 Jun 2008

Key figures *in NOK million*

	30.06.2008	31.12.2007
Intangible assets	16 329	16 626
Property, plant and equipment	23 893	21 481
Financial non-current assets	15 864	14 999
Non-current assets	**56 086**	**53 106**
Inventories	9 014	8 533
Receivables	15 473	12 628
Share Portfolio etc.	16 230	17 559
Cash and cash equivalents	3 279	2 966
Current assets	**43 996**	**41 686**
Total assets	**100 082**	**94 792**
Paid-in equity	1 990	2 002
Earned equity	47 999	50 661
Minority interests	2 698	2 601
Equity	**52 687**	**55 264**
Provisions	5 933	6 142
Non-current interest-bearing liabilities	22 429	16 093
Current interest-bearing liabilities	3 691	3 188
Other current liabilities	15 342	14 105
Equity and liabilities	**100 082**	**94 792**
Equity to total assets ratio	52.6 %	58.3 %
Net gearing	0.4	0.3

ORKLA

Currency translation effects

in NOK million

Revenues	**Q2-08**
Orkla Brands	-106
Orkla Aluminium Solutions	-421
Elkem	-75
Borregaard	-35
Total	**-637**

EBITA	**Q2-08**
Orkla Brands	-6
Orkla Aluminium Solutions	-14
Elkem	-6
Borregaard	-6
Total	**-32**

ORKLA

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 30 Jun 2008

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra Systems	Industry	809	5,0	14,6 %
Hennes & Mauritz	Retailing	628	3,9	0,3 %
Vimpelcom-SP ADR	Telecommunication	552	3,4	0,3 %
Fjeber & Søn	Food	547	3,4	15,6 %
DnB NOR	Bank	476	2,9	0,6 %
Network Norway AS	Telecommunication	426	2,6	30,5 %
Nokian Renkaat Oyj	Automotives & Components	391	2,4	1,3 %
Nokia A	Telecommunication	375	2,3	0,1 %
Yara International ASA	Materials	369	2,3	0,3 %
Amer Group	Consumer Goods	343	2,1	6,2 %
Total principal holdings		4 915	30,4	
Market value of entire portfolio		16 155		

ORKLA

Share Portfolio key figures

Key figures *in NOK million*

	30 Jun 08	31 Dec 07	Change 08
Market value portfolio	16 155	17 513	-1 358
Unrealised gains	2 069	3 810	-1 741
Share of portfolio invested			
- outside Norway	59 %	55 %	4 % pts
- in listed companies	85 %	85 %	0 % pts

ORKLA

Financial items

ORKLA

Net financial items

Key figures *in NOK million*

1 Jan - 30 Jun	2008	2007	Full year 2007
Net interest expenses	-363	-342	-704
Currency gain/loss	-19	23	32
Other financial items, net	70	1 138	1 112
Net financial items	**-312**	**819**	**440**

ORKLA

Net gearing 0.4 as of 30 June 2008



NOK billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 1Q 08 2Q 08
Equity Net interest-bearing liabilities Net gearing

55 Second quarter 2008 - Appendix

ORKLA

Debt maturity profile 30 June 2008



Average maturity
4.8 years
NOK million
6 000
5 000
4 000
3 000
2 000
1 000
0
2008 2009 2010 2011 2012 2013 2014 2015 2017-
Drawn amounts Unutilised credit facilities

56 Second quarter 2008 - Appendix

ORKLA

Funding Sources 30 June 2008


Unutilised credit facilities 22 %
Bonds and CPs 28 %
8.7
15.7
Banks 50 %

Figures in NOK billion

ORKLA



ORKLA

FIRST HALF 2008

CONTENTS



ORKLA FIRST HALF 2008

More information about Orkla is available at **www.orkla.com/ir**

FIRST HALF YEAR IN BRIEF

- Orkla's EBITA for the first half of 2008 ended at NOK 2,292 million (NOK 2,661 million)[1], while EBITA for the second quarter alone was NOK 1,230 million (NOK 1,194 million)[1].
- Orkla Brands continued to improve its profit performance in the second quarter, and the underlying[2] increase in EBITA at the end of the first half year was 8 %.
- Despite declining volumes in the second quarter, Orkla Aluminium Solutions reported satisfactory profit for the first half-year. However, the market outlook is clearly weaker in Europe, and there are still no signs of improvement in the US.
- In Orkla Materials, profit from Elkem was in the second quarter again impacted by the low contribution to profit from aluminium operations and the higher costs recognised, as planned, in Elkem's solar project. For this reason, combined with the lower contribution to profit from energy trading in the first quarter, Elkem's first-half profit was NOK 379 million lower than last year. Borregaard's profit growth continued in the second quarter, but the market outlook in important product areas is weaker forward.
- Orkla Associates' contribution to profit was boosted in the second quarter by a gain of NOK 830 million on the sale of Orkla's stake in Hjemmet Mortensen. REC's second-quarter profit rose 10 % to NOK 889 million, while Jotun continued its positive trend.
- Orkla Financial Investments has written down portfolio investments in accordance with IFRS requirements by NOK 527 million in the second quarter. At the end of the first half-year, impairment charges totalled NOK 1.056 million. This contributes to an accounting loss of NOK -183 million on portfolio investments in the first half of 2008.
- The first-half return on the Share Portfolio was a negative 8.3 %, compared with a negative 16.9 % for the Morgan Stanley Nordic Index (a negative 5.6 % for the Oslo Stock Exchange Benchmark Index).
- Pre-tax profit for the first half-year amounted to NOK 3,379 million (NOK 6,558 million)[1], while profit for the second quarter alone totalled NOK 2,498 million (NOK 3,053 million)[1].

[1] The figures in brackets refer to the corresponding period of the previous year.
[2] Excluding acquisitions, divestments and currency translation effects.

KEY FIGURES FOR THE ORKLA GROUP

	1.1. – 30.6.		1.1. – 31.12.	1.4. – 30.6.	
Amounts in NOK million	**2008**	2007	2007	**2008**	2007
Operating revenues	**34,513**	27,937	63,867	**17,569**	14,049
Operating profit (EBITA)[1]	**2,292**	2,661	5,112	**1,230**	1,194
Profit before taxes	**3,379**	6,558	10,059	**2,498**	3,053
Earnings per share diluted (NOK)	**2.5**	5.3	8.1	**1.9**	2.6
Cash flow from operations	**1,157**	1,887	4,443	**331**	790
Net interest-bearing debt	**22,649**	17,728	16,178		
Equity (%)	**52.6**	57.1	58.3		
Net gearing	**0.43**	0.32	0.29		

[1] Before amortisation, restructuring and significant impairments

OPERATING REVENUES


NOK million
20 000
16 000
12 000
8 000
4 000
0
13 888
14 049
17 795
18 135
16 944
17 569
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

EBITA*


NOK million
1 800
1 200
600
0
1 467
1 194
1 232
1 219
1 062
1 230
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

* EBITA = Operating profit before amortisation, restructuring and significant impairments.

THE GROUP

Orkla's first-half operating revenues totalled NOK 34,513 million (NOK 27,937 million)[1], while second-quarter operating revenues amounted to NOK 17,569 million (NOK 14,049 million)[1]. A large part of the revenue increase is ascribable to the consolidation of Alcoa's extrusion operations into Orkla Aluminium Solutions, as the operations are included in the figures as from the third quarter of 2007. However, there was underlying[2] improvement for all the business areas in the Group's industrial operations. In the first half of 2008, the Norwegian krone was considerably stronger than in 2007, particularly measured against the USD, but also against euro-related currencies. This has resulted in a negative currency translation effect that has reduced operating revenues by NOK 1,347 million so far in 2008 and NOK 637 million in the second quarter.

The Group's EBITA rose 3 % in the second quarter to NOK 1,230 million (NOK 1,194 million)[1], while first-half EBITA was NOK 2,292 million (NOK 2,661 million)[1]. Orkla Brands and Borregaard achieved profit growth in the second quarter. This was counteracted by Elkem Aluminium's continued poor profit performance, higher costs recognised in Elkem Solar and lower activity and contribution to Group profit on the part of Orkla Finans. For the Group as a whole, EBITA was negatively affected by currency translation effects totalling NOK 65 million so far this year and NOK 32 million in the second quarter.

In the second quarter, Orkla signed an agreement with Egmont regarding the sale of Orkla's shares in Hjemmet Mortensen AS. Egmont has taken over Orkla's 40 % minority holding for NOK 950 million. In the second quarter, Orkla also received dividends totalling NOK 72 million from Hjemmet Mortensen, relating to the 2007 accounting year. The share sale gave rise to a book gain of NOK 830 million for Orkla in the second quarter. This is presented in the financial statements on the line for profit from associates. The cash flow effect of the transaction will be seen in the second half of 2008.

Orkla's stakes in REC (39.73 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. The contribution from associates to Group profit so far this year totals NOK 1,332 million (NOK 646 million)[1], while the contribution in the second quarter amounted to NOK 1,153 million (NOK 294 million)[1]. Of the total amount, REC's contribution to Orkla's profit so far in 2008 accounts for NOK 280 million (NOK 487 million)[1] of which NOK 196 million (NOK 198 million)[1] is the second-quarter contribution.

At the end of the first half-year, the return on the Share Portfolio was a negative 8.3 %, compared with a negative 16.9 % for the Morgan Stanley Nordic Index (a negative 5.6 % for the Oslo Stock Exchange Benchmark Index). Gross portfolio gains of NOK 663 million were realised in the second quarter, but due to impairment charges of NOK 527 million under IFRS, net realised portfolio gains and changes in the fair value of associates amounted to NOK 112 million (NOK 1,011 million)[1]. Dividends received in the second quarter amounted to NOK 310 million (NOK 413 million)[1].

Orkla's earnings per share, diluted, were NOK 2.5 in the first half of 2008, while first-half earnings per share in 2007 were NOK 5.3, due to the realisation of high portfolio gains and other financial gains. As of the end of the first half-year, a tax charge of approximately 21 % was estimated for 2008.

BUSINESS AREAS

ORKLA BRANDS

Amounts in NOK million	1.1. - 30.6. 2008	1.1. - 30.6. 2007	1.1. - 31.12. 2007	1.4. - 30.6. 2008	1.4. - 30.6. 2007
Operating revenues	**11,011**	10,750	22,253	**5,650**	5,465
EBITA	**1,078**	926	2,218	**586**	458
EBITA margin (%)	**9.8**	8.6	10.0	**10.4**	8.4

- Profit growth driven by restructuring and good underlying profit performance for several of the major companies
- Further price increases will be carried out as a result of continuing rises in raw material prices and other costs

First-half operating revenues totalled NOK 11,011 million (NOK 10,750 million)[1]. This was equivalent to an underlying[2] growth of approximately 6 %. Half-year profit amounted to NOK 1,078 million (NOK 926 million)[1]. Underlying[2] growth in EBITA was approximately 8 %.

Operating revenues for the second quarter alone amounted to NOK 5,650 million (NOK 5,465 million)[1]. Taking into account acquisitions and disposals and currency translation effects, this was equivalent to around 8 % growth. Second-quarter EBITA was NOK 586 million (NOK 458 million)[1]. The positive impact of the early Easter holiday was greater than previously estimated and, coupled with the effects of restructuring, explains almost half of the profit growth in the second quarter.

Orkla Brands' profit performance in the first half of 2008 was favourable and is on a positive trend. This can largely be ascribed to the implementation of necessary price increases and the winding-up and sale of businesses that are not sufficiently profitable. Around half of the profit growth in the first six months stems from structural measures. However, these measures were largely implemented in the first half of 2007 and will therefore have a limited effect in the second half of 2008 compared with last year.

In the first half of 2008, prices were increased to compensate for higher costs, but raw material prices are expected to continue to rise, together with increasing labour and energy costs. Several of the businesses have raised prices as of 1 July 2008, partly as a result of the Norwegian collective agricultural agreement. Further price rises must be expected in the second half of 2008.

Several of the major Nordic businesses have achieved good underlying[2] growth so far this year. A decision was made to sell Guseppe in the Czech Republic, with accounting effect from the third quarter of 2008, and work is still in progress on further restructuring in the other businesses in Eastern Europe. The contribution of these businesses to Group profit was slightly higher than last year. However, the Russian businesses reported lower first-half profit than in the same period last year.

Orkla Foods Nordic
Orkla Foods Nordic posted first-half operating revenues of NOK 4,729 million (NOK 4,629 million)[1], and underlying[2] growth was 5 %. First-half EBITA was NOK 422 million (NOK 371 million)[1]. Underlying[2] growth in profit was approximately 11 %. Second-quarter operating revenues totalled NOK 2,436 million (NOK 2,422 million)[1]. EBITA ended at NOK 262 million (NOK 219 million)[1].

In the first half year the two largest divisions, Stabburet and Procordia, achieved good underlying[2] profit growth. Although Bakers is still reporting low operating profit, a range of cost-cutting measures and product development improved profit. In May the company sold its shares in Berthas, a long-life cake manufacturer. Overall, Orkla Foods Nordic's market shares have so far this year declined slightly compared with last year.

Orkla Brands Nordic
In the first six months of 2008, Orkla Brands Nordic had operating revenues of NOK 3,739 million (NOK 3,870 million)[1], and underlying[2] growth was around 6 %. Half-year EBITA was NOK 631 million (NOK 559 million)[1]. Underlying[2] growth in profit was approximately 6 %. Second-quarter operating revenues totalled NOK 1,880 million (NOK 1,880 million)[1] and EBITA was NOK 304 million (NOK 250 million)[1].

In the first half year all the businesses, except for Snacks, reported higher profit. Textiles, Biscuits and Lilleborg Professional performed particularly well. Lilleborg made progress too, despite stronger competition in the dishwashing and laundry detergent categories. The launches of the JiF Mop System and Sun Alt i 1 Extra Power dishwasher detergent were well received in the Norwegian grocery market. The snacks business, in particular, felt the impact of higher raw material costs for oil, potatoes and nuts in the first half of 2008. Overall market shares for Orkla Brands Nordic declined slightly.

Orkla Brands International
Orkla Brands International posted first-half operating revenues of NOK 1,051 million (NOK 985 million)[1], and underlying[2] growth was approximately 14 %. Half-year EBITA was a negative NOK 57 million (NOK -74 million)[1]. Profit for continuing operations declined by NOK 12 million. Second-quarter operating revenues totalled NOK 525 million (NOK 501 million)[1]. EBITA was a negative NOK 30 million (NOK -52 million)[1].

The development in the Russian businesses throughout first half year are still affected by the high prices of raw materials such as cocao, sugar and powdered milk, and other cost increases. A number of cost reduction measures have been initiated, and the prices of SladCo's and Krupskaya's products will be raised further in the second half of 2008. MTR Foods reported significant sales growth in southern India in the first half year. The milk-based beverage Baddam Drink continues to sell well in MTR Foods' home region (Bangalore and surrounding areas), and a new, higher-capacity production line will begin operating in the third quarter. Felix Austria, Orkla Foods Romania and Kotlin (Poland) all reported profit growth in the second quarter.

Orkla Food Ingredients
Orkla Food Ingredients' first-half operating revenues totalled NOK 1,660 million (NOK 1,460 million)[1], and there was an underlying[2] improvement of approximately 8 %. Half-year EBITA was NOK 82 million (NOK 70 million)[1]. Underlying[2] profit growth was around 25 %. Second-quarter operating revenues totalled NOK 880 million (NOK 759 million)[1] and EBITA was NOK 50 million (NOK 41 million)[1].

Orkla Food Ingredients has been able to pass on rises in raw material costs to the market, and most of the businesses reported higher profit in the first half year. Kåkå in Sweden, and its subsidiary Kåkå Cz in the Czech Republic, continued to post improved results, but the greatest growth so far this year was achieved by the Dragsbæk Group. The market share of Dragsbæk's mixed products (oil/butter) on the Danish grocery market increased, and exports of these products to Germany rose. The recently acquired Naturli Foods in Denmark performed better than expected. Two small distribution companies in Estonia and Latvia with total annual sales of around NOK 16 million were acquired in the second quarter. The companies will be coordinated with Orkla Food Ingredients' other businesses.

ORKLA ALUMINIUM SOLUTIONS

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	**2008**	2007	2007	**2008**	2007
Operating revenues	**14,974**	9,389	25,335	**7,542**	4,736
EBITA	**707**	728	1,187	**364**	378
EBITA margin (%)	**4.7**	7.8	4.7	**4.8**	8.0

- Substantial decline in first-half volumes, due to the fact that markets have weakened more quickly than expected
- US markets remain sluggish, but stable, while southern European markets in particular have slowed in the second quarter. Asian markets remain strong, but growth is slackening slightly
- Overall, prices have remained stable throughout the half year, but the trend is negative and prices have fallen markedly towards the end of the second quarter

Half-year operating revenues totalled NOK 14,974 million (NOK 9,389 million)[1]. The increase is largely due to the inclusion of Alcoa's former extrusion operations in the 2008 figures, while these operations were not consolidated until the third quarter of 2007. Volumes declined significantly in the first six months of 2008. First-half EBITA was NOK 707 million (NOK 728 million)[1].

Second-quarter operating revenues amounted to NOK 7,542 million, while operating revenues for the same period in 2007 were NOK 4,736 million. The addition of Alcoa's extrusion operations accounted for a large part of the increase in revenues. Second-quarter EBITA ended at NOK 364 million, compared with NOK 378 million in 2007, and the EBITA margin was 4.8 %. Negative currency translation effects on second-quarter operating revenues was approximately 8 % compared with the same quarter last year, while the currency translation effect on EBITA was negative by around 7 %. Volumes delivered in the second quarter totalled 235,000 tonnes, compared with 118,300 tonnes in 2007.

The North American market was still sluggish in the second quarter, but continued to be relatively stable. The gradual decline of the European market that was observed in the first quarter has accelerated more quickly than expected in the second quarter, particularly in southern Europe. The downturn in the building and construction industry has generated ripple effects in other sectors, and has also spread from the UK and Spain to several other markets in Europe. The Spanish and Italian markets are very slow, affecting adjacent areas, including the formerly strong and very important French market. The Chinese market is still strong with good growth, even though the general decline in the automotive industry is starting to take its toll there too. However, some niche markets, such as the solar industry, are not necessarily following the general trend. The weaker markets have given rise to tougher competition and stronger pressure on prices, not only for rolled products but also for finished products. Nevertheless, price levels have been maintained in most cases and price reductions did not occur until the end of the second quarter. The costs of raw materials (electricity, natural gas, diesel and chemicals) have risen in all markets. The high price of oil is continuing to impact on the automotive industry, undermining demand. In the second quarter, however, Sapa announced its first contract with the Spanish automobile producer SEAT, whereby Sapa is to supply SEAT with a variety of parts for a new car due to be launched in late 2008.

Sapa Profiles

Sapa Profiles posted first-half operating revenues of NOK 11,883 million (NOK 6,332 million)[1], while EBITA was NOK 408 million (NOK 457 million)[1]. Second-quarter operating revenues totalled NOK 5,922 million (NOK 3,127 million)[1], while EBITA was NOK 208 million, compared with NOK 235 million last year. Volume delivery in the quarter was 196,400 tonnes, of which the former Alcoa units delivered 115,800 tonnes. Volume delivery from former Sapa units ended at 79,500 tonnes (84,000 tonnes)[1]. The closure of the Banbury plant in the United Kingdom and the Noblejas plant in Spain, and work on restructuring the extrusion operations in the southeastern United States, are proceeding as planned.

The ownership distribution in Sapa Profiles is now finalized and Orkla's owner share is set to 54,55 %. The negotiation regarding Sapa Profile's acquisition of the Chinese company Kam Kiu is now in a final phase and a conclusion is expected to be in place within short time.

Sapa Heat Transfer & Building System

First-half operating revenues for Sapa Heat Transfer & Building System totalled NOK 3,637 million (NOK 3,635 million)[1], while EBITA was NOK 299 million (NOK 271 million)[1]. Second-quarter operating revenues were NOK 1,883 million (NOK 1,857 million)[1], while EBITA was NOK 156 million (NOK 143 million)[1]. Sapa Heat Transfer sold a total volume of 38,000 tonnes in the second quarter.

ORKLA MATERIALS

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	2008	2007	2007	2008	2007
Operating revenues	**8,132**	7,014	14,891	**4,210**	3,446
EBITA	**675**	968	1,732	**356**	346
EBITA margin (%)	**8.3**	13.8	11.6	**8.5**	10.0

- Lower profit contribution from Elkem Aluminium in the first half-year due to a weak dollar, and higher power, freight and raw material costs
- Weak start to the year for Elkem Power Trading resulting in a negative difference in profit for the energy business in the first half-year compared with the same period last year
- Recognised costs at Elkem Solar came to NOK 162 million in the first half-year compared with NOK 59 million in the same period last year
- Higher market prices for silicon and ferrosilicon metal, driven partly by higher raw material and energy prices. The effect on Elkem's profits is curbed by a lag from long contracts with large customers
- Borregaard's chemicals business achieved generally good prices in the second quarter and satisfactory profit growth in the first half-year. However, the market outlook for important product areas is weaker at the start of the second half-year

Orkla Materials posted first-half operating revenues of NOK 8,132 million (NOK 7,014 million)[1] and EBITA of NOK 675 million (NOK 968 million)[1]. In the second quarter operating revenues totalled NOK 4,210 million (NOK 3,446 million)[1] and EBITA came to NOK 356 million (NOK 346 million).

Elkem

Elkem's first-half operating revenues totalled NOK 5,674 million (NOK 4,784 million)[1]. EBITA was NOK 433 million, down NOK 379 million on the same period last year. Elkem's operating revenues in the second quarter were NOK 2,966 million (NOK 2,351 million)[1]. EBITA was NOK 216 million, down NOK 65 million on the same period last year. Higher recognised costs at Elkem Solar accounted for NOK 53 million of the profit reduction in the second quarter and for NOK 103 million so far this year.

As in the first quarter, EBITA from the primary aluminium business in the second quarter was down on last year's figure, mainly due to a weaker USD and higher power, freight and raw material costs. The increased cost base was not sufficiently compensated for by higher prices since 34 % of the production was hedged at lower prices. The average price of aluminium for three-month delivery on the London Metal Exchange (LME) in the quarter was USD 2,988 compared with USD 2,799 in the second quarter of 2007. A loss of NOK 73 million on metal hedges was realised in the second quarter. In the second half-year the hedged volume is somewhat higher and the hedged price somewhat lower than in the first half. In the second quarter delivered volume totalled 88,000 tonnes (100 %), which is 10 % higher than the same period in 2007.

The energy business reported somewhat higher EBITA than in last year's second quarter. EBITA from trading was NOK 16 million, which was NOK 36 million more than in the same period last year. However,

EBITA from trading for the first half as a whole was a negative NOK 38 million, which is NOK 147 million less than in the same period last year. This is due to a loss on energy trading in the first quarter of 2008 compared with the large gain posted in the same quarter of 2007. Production in the quarter was 543 GWh, which is 181 GWh lower than in the same period last year. The reduction is due to planned maintenance at the Salten hydropower plant and lower production at Sauda due to ongoing expansion work.

The silicon-related units reported weaker overall EBITA than in last year's second quarter due to higher recognised costs of NOK 53 million at Elkem Solar. Both silicon and ferrosilicon metal are seeing higher market prices. The effect on silicon metal profits is however curbed by price lag from a number of long sales contracts and by higher raw material prices. Recognised costs at Elkem Solar came to NOK 85 million in the second quarter and to NOK 162 million in the first half-year, which is NOK 103 million more than at the same point in 2007. Construction of the industrial plant in Kristiansand continued to make good progress in the quarter. Overall investment costs are expected to be as previously announced, and start-up is anticipated in the second half of 2008.

Borregaard

Borregaard's operating revenues in the first half of 2008 amounted to NOK 2,465 million (NOK 2,254 million)[1], equivalent to an underlying[2] increase of 13 % compared with last year. EBITA was NOK 242 million (NOK 156 million)[1].

Second-quarter operating revenues were NOK 1,249 million (NOK 1,109 million)[1], an underlying[2] increase of 16 %. EBITA was NOK 140 million compared with NOK 65 million last year. The chemicals business made good progress all in all, and the energy business also posted somewhat higher profit than last year.

The profit growth for the chemicals business in the second quarter (NOK 100 million as against NOK 40 million last year) was primarily ascribable to better market conditions this year than last for cellulose used in textile production with strong demand and rising prices. However, this market showed a clear deterioration towards quarter end. Profit growth was slowed by increases in raw material and energy costs and unfavourable currency conditions. Profit for the lignin business was on a par with last year. The sales volume was 4 % lower than last year as a result of increased competition and lower demand in all regions, especially from the building industry. This, together with a weaker US dollar, was offset by higher selling prices and a better product mix. The fine chemicals business was under heavy price pressure and performed less well than in the second quarter of 2007. In the ingredients business, profit on aroma products declined slightly whereas the yeast business made progress. Although Omega 3 products continued their positive market trend, the effect on profits was curbed by costs related to expansion.

The somewhat better profit recorded by the energy business (NOK 40 million as against NOK 25 million last year) is due to a larger contribution from financial power trading. However, production at the run-of-river hydropower plants was somewhat lower than last year due to rehabilitation work, and the market price was also somewhat weaker than in last year's second quarter.

The lignin business in Finland was closed down in June 2008 and NOK 34 million spent on restructuring has been charged on the line for restructuring and significant impairments in that connection.

In June and July five cases of Legionella infection were registered in the Sarpsborg-Fredrikstad districts. Two persons have died of Legionnaires' disease. Borregaard has comprehensive procedures in place for checking and disinfecting any installation where there is a risk that Legionella bacteria may be spread to the local environment. Despite the company's compliance with all relevant regulations and procedures, routine internal samples taken at the end of June revealed traces of Legionella bacteria at Borregaard's installations. The installations concerned were immediately disinfected and Borregaard at once reported its findings to the public health authorities and has subsequently worked closely with relevant authorities to identify the source of the infection. While no definite conclusions have been reached, the health authorities believe that Borregaard's installations are likely to be linked to the transmission of the disease.

ORKLA ASSOCIATES

	1.1. – 30.6.		1.1. – 31.12.	1.4. – 30.6.	
Amounts in NOK million	2008	2007	2007	2008	2007
Profit from associates	**1,332[1]**	646	848	**1,153[1]**	294
Of this Renewable Energy Corporation (REC)	***280***	*487*	*607*	***196***	*198*

[1] Of this NOK 830 million are related to gain on sale of a 40 % share in Hjemmet Mortensen

Orkla Associates primarily consists of investments in the Renewable Energy Corporation ASA (REC) (39.73 % stake) and Jotun AS (42.5 % stake). The figures below are on a 100 % basis.

REC's first-half operating revenues totalled NOK 3,892 million, 18 % higher than last year, while EBITDA was NOK 1,631 million in 2008 compared to NOK 1,681 million in 2007. Compared to last year, currency developments had a negative translation effect on operating revenues and EBITDA of NOK 173 million and NOK 116 million respectively. At the same time NOK 142 million more is charged to EBITDA as expansion costs than at the same point last year.

Also in the second quarter alone REC showed growth in both production and revenues. Operating revenues were NOK 2,121 million, 27 % higher than in the second quarter of 2007. Productions of wafers, cells and modules were roughly in line with the estimates presented as of the first quarter, while production of polysilicon fell somewhat short of the estimate. Price developments were mainly in line with expectations in local currency. However, currency developments had a negative translation effect on revenues of NOK 93 million compared to the same quarter in 2007. EBITDA was NOK 889 million, 10 % higher than in the second quarter last year. Expansion costs of NOK 93 million were charged to profit in the second quarter of 2008, compared to NOK 25 million in the second quarter of 2007. At the same time, currency developments had a negative translation effect on EBITDA of NOK 58 million compared to the second quarter of 2007. Phase one of the expansion project in Singapore has been approved, and as of the second quarter, large contracts of delivery has been signed which give

REC a contract base of a total value of NOK 49 billion.

Continued high activity in shipbuilding and oil and gas projects, and a booming construction industry in the Middle East, enabled Jotun to maintain its progress in the first half of 2008. As of end-April, the company's operating revenues were up 10 % from the same period last year, while EBIT was 23 % higher than in the first four months of 2007. All business areas recorded sales growth and profits on a par with or better than in the same period of 2007. However, persistent high raw material prices and a weaker USD reduced margins somewhat in core areas. Jotun continues its international expansion and opened a new factory in India in March. Further, decisions were taken to build new factories in Korea and Libya.

Hjemmet Mortensen was sold in the second quarter at a gain of NOK 830 million which is included in the profit from associates. Orkla's share of Hjemmet Mortensen's profit up to the sale date is also included.

ORKLA FINANCIAL INVESTMENTS

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	**2008**	**2007**	**2007**	**2008**	**2007**
EBITA	**(29)**	148	237	**(14)**	68
Dividends	**397**	653	1.076	**310**	413
Gains and losses/write-downs					
Share Portfolio	**(183)**	1.892	3.627	**112**	1.011
Other financial items	**243**	362	540	**129**	58
Profit before taxes	**428**	3,055	5,480	**537**	1,550

Orkla Financial Investments had a first-half profit before tax of NOK 428 million (NOK 3,055 million)[1]. The portfolio's market value was NOK 16,155 million at the half-year mark after net share purchases totalling NOK 763 million. So far this year net realised portfolio gains and change in fair value of associates come to a negative NOK 183 million (NOK 1,892 million)[1], while dividends received total NOK 397 million (NOK 653 million)[1]. At 30 June 2008 the profit reserve was NOK 2,069 million. So far this year the Share Portfolio shows a negative return of 8.3 % compared with a negative 16.9 % for the Morgan Stanley Nordic Index (a negative 5.6 % for the Oslo Børs Benchmark Index).

For the second quarter alone, the pre-tax profit was NOK 537 million (NOK 1,550 million)[1]. Gross realised portfolio gains came to NOK 663 million. However, impairment charges under IFRS of NOK 527 million in the second quarter left net realised portfolio gains and change in fair value of associates combined at NOK 112 million (NOK 1,011 million)[1] in the quarter. In the second quarter shares worth NOK 292 million, net, were sold.

Uncertainty in financial markets affected Orkla Finans in the first half-year. Operating revenues totalled NOK 108 million (NOK 376 million)[1] and EBITA was a negative NOK 18 million (NOK 157 million)[1]. In the second quarter operating revenues were NOK 56 million (NOK 208 million)[1] and EBITA was a negative NOK 5 million (NOK 80 million)[1].

Orkla Eiendom posted pre-tax profit of NOK 30 million for the first half-year (NOK 278 million)[1]. Pre-tax profit for the second quarter was NOK 17 million (NOK 8 million)[1].

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 1,157 million in the first half-year. The reduction of NOK 730 million compared with the same period of 2007 is mainly due to lower operating profit in the first quarter combined with an increase in the value of trade debtors and inventory due to price increases on finished goods and raw materials and on other factor inputs in most of Orkla's business areas.

Financial items paid were a negative NOK 636 million in the first half-year compared with a negative NOK 140 million at the same point last year. The change is primarily due to a one-off gain of just under NOK 300 million in the first quarter 2007.

First-half expansion investments totalled NOK 1,972 million. These largely relate to projects at Elkem of which Elkem Solar is clearly the largest, although there were also outgoings related to completion of the hydropower development at Sauda and the FSM plant in Iceland.

Net purchases of portfolio shares totalled NOK 763 million in the first half as against net sales of NOK 131 million in the same period last year. Business acquisitions came to NOK 997 million, primarily related to real estate investments made by Orkla Eiendom. Orkla also bought back treasury shares for a total of NOK 661 million in the first half-year.

Dividends totalling NOK 2.2 billion were paid in the first half of 2008.

After expansion and net portfolio gains the Group had a negative net cash flow of NOK 6,464 million in the first half-year. Allowing for currency translation effects, net interest-bearing liabilities increased by NOK 6,471 million.

The average borrowing rate for the Group's net interest-bearing liabilities in the first half was 4.9 %, and the share of net interest-bearing liabilities carrying floating interest rates at the half-year mark was 100 %. The interest-bearing liabilities are mainly in SEK, EUR, NOK, DKK and USD.

Group balance sheet assets rose by NOK 5.3 billion compared with the end of 2007, mainly as a result of expansion investments and an increase in the value of trade debtors and inventory.

OTHER MATTERS

At the General Meeting on 24 April 2008 the following were re-elected to the Corporate Assembly for a term of one year: Nils-Henrik Pettersson, Gunn Wærsted, Lars Winfeldt, Anne Gudefin, Olaug Svarva, Dag Mejdell and Marianne Blystad. Upon his election as deputy member of the Board of Directors, Peter Ruzicka stepped down from the Corporate Assembly and was replaced for a period of one year by Nils Selte. Benedikte Bjørn and Ann Kristin Brautaset were re-elected as deputy members of the Corporate Assembly for a period of one year.

At the Corporate Assembly meeting on 22 May 2008 Peter Ruzicka and Kristin Skogen Lund were elected as new members of Orkla's Board of Directors. Stein Erik Hagen, Svein S. Jacobsen, Åse Aulie Michelet, Bjørg Ven and Lennart Jeansson were re-elected as board members. Stein Erik Hagen was re-elected as Chairman and Svein S. Jacobsen as Deputy Chairman of the Board. All the above were elected/re-elected

for a period of one year, i.e. for the period up to the first meeting of the Corporate Assembly after the Ordinary General Meeting in 2009.

The Board of Directors now comprises the following shareholder-elected members: Stein Erik Hagen (Chairman), Svein S. Jacobsen, Åse Aulie Michelet, Bjørg Ven, Lennart Jeansson, Peter Ruzicka and Kristin Skogen Lund. The Board of Directors would like to thank retired members of the Board and the Corporate Assembly for their effort and commitment on behalf of Orkla.

OUTLOOK

Continued turbulence and uncertainty are expected in international financial markets. This, together with stable weak business conditions in the US and clear indications of slower growth in key European countries, makes for a bleaker macro picture than at the start of the year.

Orkla's diversified business portfolio will be variously affected by the general macro trends.

The Nordic grocery market shows good growth and the relatively positive trend is expected to continue ahead. However, further long-term increases are expected in prices of raw materials and also in costs related to labour and energy. Substantial cost increases seen outside the Nordic area, above all in Russia, underline the need for a closer focus on raising selling prices.

Orkla Aluminium Solutions expects the trend in the US market to remain weak, at the same time as European markets are expected to weaken further in the second half-year. The new extrusion business, Sapa AB, was formally established in June 2007 and the establishment and adaptation of a new and considerably larger organization with its own systems and routines will entail comprehensive processes that will continue throughout both 2008 and 2009. During this period increased investments and non-recurring expenses are expected. For 2008 operating expenditure increases relating to the integration process are estimated to be NOK 40-50 million per quarter.

The market outlook for Orkla Materials at the start of the second half-year is mixed. While the markets for metals such as aluminium and silicon remain strong, there are clear signs of weakening in key product areas of Borregaard's chemicals business. Further, profitability is negatively affected by unfavourable currency movements, particularly the weaker USD, and higher prices of factor inputs. Since, for historical reasons, Elkem Aluminium has sold significant parts of its volume over the next three years on forward contracts, it is set to realise prices significantly lower than the current LME price. A rising cost curve and a weak USD will therefore squeeze Elkem Aluminium's margins in the short term. Elkem's and Borregaard's energy businesses see a stable positive market at the start of the second half, although the contribution from energy trading is naturally likely to fluctuate from one quarter to the next.

Turbulence and uncertainty in financial markets affect Orkla Financial Investments primarily through the value of the Share Portfolio, but also through lower activity levels at Orkla Finans. Write-downs have been made in the Share Portfolio so far in 2008 and any additional weakening could prompt further write-downs.

The Group's total annual exposure to the USD and EUR is estimated at USD 500 million and EUR 200 million respectively.

Higher market interest rates and credit margins could spur an increase in borrowing rates in the second half-year.

STATEMENT FROM THE BOARD OF DIRECTORS

We confirm that, to the best of our knowledge, the condensed set of financial statements for the first half year of 2008 which has been prepared in accordance with IAS 34 Interim Financial Statements gives a true and fair view of the Company's consolidated assets, liabilities, financial position and results of operations, and that the interim management report includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 forth paragraph.

Oslo, 12 August 2008
The Board of Directors of Orkla ASA

Stein Erik Hagen Chairman	Svein S. Jacobsen Deputy Chairman	Aage Andersen	Lennart Jeansson
Gunn Liabø	Kristin Skogen Lund	Åse Aulie Michelet	Peter Ruzicka
Per Arnfinn Solberg	Bjørg Ven	Dag J. Opedal President and CEO	

CONDENSED GROUP INCOME STATEMENT

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	2008	2007	2007	2008	2007
Operating revenues	**34,513**	27,937	63,867	**17,569**	14,049
Operating expenses	**(31,162)**	(24,345)	(56,729)	**(15,807)**	(12,390)
Depreciations and write-downs property, plant and equipment	**(1,059)**	(931)	(2,026)	**(532)**	(465)
Amortisation intangible assets	**(115)**	(114)	(230)	**(58)**	(56)
Restructuring and significant impairments	**(34)**	0	(814)	**(34)**	0
Operating profit	**2,143**	2,547	4,068	**1,138**	1,138
Profit from associates	**1,332**	646	848	**1,153**	294
Dividends	**399**	654	1,076	**311**	414
Gains and losses/write-downs Share Portfolio	**(183)**	1,892	3,627	**112**	1,011
Financial items, net	**(312)**	819	440	**(216)**	196
Profit before taxes	**3,379**	6,558	10,059	**2,498**	3,053
Taxes	**(710)**	(983)	(1,614)	**(516)**	(317)
Profit for the period	**2,669**	5,575	8,445	**1,982**	2,736
Minority interests' share of profit	**130**	49	46	**78**	14
Profit attributable to equity holders for the period	**2,539**	5,526	8,399	**1,904**	2,722
Profit before tax, Industry division	**2,951**	3,503	4,579	**1,961**	1,503
Profit before tax, Orkla Financial Investments	**428**	3,055	5,480	**537**	1,550

EARNINGS PER SHARE

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK	2008	2007	2007	2008	2007
Earnings per share	**2.5**	5.4	8.2	**1.9**	2.6
Earnings per share diluted	**2.5**	5.3	8.1	**1.9**	2.6
Earnings per share diluted[1]	**2.6**	5.4	9.0	**1.9**	2.7

[1] Excl. amortisation, restructuring, significant impairments and discontinued operations.

CONDENSED GROUP BALANCE SHEET

Amount in NOK million	30.6. 2008	31.12. 2007
Intangible assets	**16,329**	16,626
Property, plant and equipment	**23,893**	21,481
Financial non-current assets	**15,864**	14,999
Non-current assets	**56,086**	53,106
Inventories	**9,014**	8,533
Receivables	**15,473**	12,628
Share Portfolio etc.	**16,230**	17,559
Cash and cash equivalents	**3,279**	2,966
Current assets	**43,996**	41,686
Total assets	**100,082**	94,792
Paid-in equity	**1,990**	2,002
Earned equity	**47,999**	50,661
Minority interests	**2,698**	2,601
Equity	**52,687**	55,264
Provisions	**5,933**	6,142
Non-current interest-bearing liabilities	**22,429**	16,093
Current interest-bearing liabilities	**3,691**	3,188
Other current liabilities	**15,342**	14,105
Equity and liabilities	**100,082**	94,792
Equity ratio (%)	**52.6**	58.3

CHANGE IN EQUITY

Amounts in NOK million	1.1. – 30.6. 2008	1.1. – 31.12. 2007
Equity 1 January	**52,663**	47,773
Profit attributable to equity holders for the period	**2,539**	8,399
Dividends	**(2,282)**	(2,061)
Buy back of treasury shares	**(661)**	(566)
Change in fair value shares	**(1,741)**	(2,646)
Change in fair value hedging instruments	**(191)**	(14)
Option costs	**11**	25
Gains on deemed disposals	-	938
Equity adjustments REC[1] and changes in accounting policies	-	1,610
Exchange differences from translation into presentation currency	**(349)**	(795)
Equity at end of period	**49,989**	52,663

[1] The adjustment in equity is largely due to the fact that Orkla did not participate in a share issue in 2006 in which the share issue price was higher than the price on which Orkla based the capitalised value of its REC holding

CONDENSED CASH FLOW

	1.1. - 30.6.		1.1. - 31.12.	1.4. - 30.6.	
Amounts in NOK million	2008	2007	2007	2008	2007
Industry division:					
Operating profit	**2,172**	2,400	3,831	**1,151**	1,070
Amortisation, depreciations and impairment charges	**1,180**	1,039	2,556	**604**	518
Changes in net working capital, etc.	**(1,235)**	(864)	(286)	**(848)**	(419)
Cash flow from operations before net replacement expenditures	**2,117**	2,575	6,101	**907**	1,169
Net replacement expenditures	**(960)**	(688)	(1,658)	**(576)**	(379)
Cash flow from operations	**1,157**	1,887	4,443	**331**	790
Financial items, net	**(636)**	(140)	(618)	**(361)**	(245)
Cash flow from Industry division	**521**	1,747	3,825	**(30)**	545
Cash flow from Orkla Financial Investments	**518**	824	1,352	**45**	466
Taxes paid	**(1,181)**	(931)	(1,089)	**(754)**	(438)
Other	**154**	70	132	**171**	136
Cash flow from capital transactions	**12**	1,710	4,220	**(568)**	709
Dividends paid	**(2,194)**	(1,967)	(2,114)	**(2,175)**	(1,947)
Net buy back treasury shares	**(661)**	32	(566)	**1**	20
Cash flow before expansion	**(2,843)**	(225)	1,540	**(2,742)**	(1,218)
Expansion investments, Industry division	**(1,972)**	(1,319)	(2,964)	**(1,232)**	(677)
Sold companies/share of companies	**111**	1,738	1,900	**10**	11
Acquired companies/share of companies	**(997)**	(7,126)	(7,513)	**(512)**	(635)
Net purchases/sales Share Portfolio	**(763)**	131	1,821	**292**	591
Net cash flow	**(6,464)**	(6,801)	(5,216)	**(4,184)**	(1,928)
Currency translation net interest-bearing debt	**(7)**	493	458	**163**	262
Change in net interest-bearing debt	**6,471**	6,308	4,758	**4,021**	1,666
Net interest-bearing debt	**22,649**	17,728	16,178		

NOTES

NOTE 1 General information

Orkla ASA's condensed consolidated financial statements for the first half of 2008 were approved at a meeting of the Board of Directors on 12 August 2008. The accounting figures are unaudited. Orkla ASA is a public limited company and its office is located at Skøyen, Oslo (Norway).

Orkla shares are traded on the Oslo Stock Exchange. The half-year report has been prepared in accordance with IAS 34 Interim Financial Reporting and the same accounting policies and methods of computation are followed as compared with the most recent annual financial statements.

NOTE 2 Segments

OPERATING REVENUES

	1.1. – 30.6.		1.1. – 31.12.	1.4. – 30.6.	
Amounts in NOK million	**2008**	2007	2007	**2008**	2007
Orkla Group	**34,513**	27,937	63,867	**17,569**	14,049
Orkla Brands	**11,011**	10,750	22,253	**5,650**	5,465
Orkla Foods Nordic	**4,729**	4,629	9,548	**2,436**	2,422
Orkla Brands Nordic	**3,739**	3,870	7,666	**1,880**	1,880
Orkla Brands International	**1,051**	985	2,262	**525**	501
Orkla Food Ingredients	**1,660**	1,460	3,200	**880**	759
Eliminations Orkla Brands	**(168)**	(194)	(423)	**(71)**	(97)
Orkla Aluminium Solutions	**14,974**	9,389	25,335	**7,542**	4,736
Sapa Profiles	**11,883**	6,332	19,305	**5,922**	3,127
Sapa Heat Transfer & Building System	**3,637**	3,635	7,060	**1,883**	1,857
Eliminations Orkla Aluminium Solutions	**(546)**	(578)	(1,030)	**(263)**	(248)
Orkla Materials	**8,132**	7,014	14,891	**4,210**	3,446
Elkem	**5,674**	4,784	10,293	**2,966**	2,351
Elkem Energy	***862***	*629*	*1,370*	***420***	*309*
Elkem Primary Aluminium	***1,414***	*1,382*	*2,657*	***771***	*678*
Elkem Silicon-related	***3,908***	*3,093*	*7,009*	***2,042***	*1,542*
Eliminations Elkem	***(510)***	*(320)*	*(743)*	***(267)***	*(178)*
Borregaard	**2,465**	2,254	4,637	**1,249**	1,109
Borregaard Energy	***105***	*85*	*177*	***43***	*38*
Borregaard Chemicals	***2,456***	*2,249*	*4,628*	***1,249***	*1,107*
Eliminations Borregaard	***(96)***	*(80)*	*(168)*	***(43)***	*(36)*
Eliminations Orkla Materials	***(7)***	*(24)*	*(39)*	***(5)***	*(14)*
Orkla Financial Investments	**525**	526	933	**237**	283
Orkla HQ/Other Business/Eliminations	**(129)**	258	455	**(70)**	119

OPERATING PROFIT (EBITA)*

Orkla Group	**2,292**	2,661	5,112	**1,230**	1,194
Orkla Brands	**1,078**	926	2,218	**586**	458
Orkla Foods Nordic	**422**	371	893	**262**	219
Orkla Brands Nordic	**631**	559	1,218	**304**	250
Orkla Brands International	**(57)**	(74)	(71)	**(30)**	(52)
Orkla Food Ingredients	**82**	70	178	**50**	41
Orkla Aluminium Solutions	**707**	728	1,187	**364**	378
Sapa Profiles	**408**	457	590	**208**	235
Sapa Heat Transfer & Building System	**299**	271	597	**156**	143
Orkla Materials	**675**	968	1,732	**356**	346
Elkem	**433**	812	1,363	**216**	281
Elkem Energy	***182***	*310*	*648*	***78***	*66*
Elkem Primary Aluminium	***86***	*234*	*312*	***49***	*111*
Elkem Silicon-related	***165***	*268*	*403*	***89***	*104*
Borregaard	**242**	156	369	**140**	65
Borregaard Energy	***65***	*54*	*109*	***40***	*25*
Borregaard Chemicals	***177***	*102*	*260*	***100***	*40*
Orkla Financial Investments	**(29)**	148	237	**(14)**	68
Orkla HQ/Other Business	**(139)**	(109)	(262)	**(62)**	(56)

* Before amortisation, restructuring and significant impairments.

NOTE 3 BUSINESS COMBINATIONS

Orkla, in particular Orkla Brands, acquired a number of small companies in the first half of 2008. The Group also bought a 33 % shareholding in Finansgruppen Eiendom, which will be reported in the financial statements as a joint venture, as well as shareholdings in Scandinavian Property Development, in which Orkla now owns a 29.99 % stake. The latter will be reported as associates.

As a result of these acquisitions, balance sheet assets increased by NOK 415 million. Based on the excess value analyses carried out, excess values of NOK 261 million were allocated to buildings, while NOK 72 million was allocated to goodwill.

The acquired companies entail only minor increases in the Group's profit and operating revenues.

NOTE 4 RESTRUCTURING AND SIGNIFICANT IMPAIRMENTS

This amount is related to the closure of LignoTech Finland. A decision to close the plant was made at the beginning of April and production was halted on 20 June. Provisions and impairment losses total NOK 34 million.

NOTE 5 RELATED PARTIES

There were no special transactions between the Orkla Group and related parties in the first half of 2008. The Canica system (largest shareholder in Orkla holding 23.1 %) and the Group both own shares in certain companies.

NOTE 6 OPTIONS AND TREASURY SHARES

In accordance with the resolution adopted by the General Meeting on 24 April 2008, 2,915,000 options were issued to executive management and key personnel. The options have a strike price of NOK 81.40 and a life of six-years, and are exercisable in the last three years. A maximum of 3,500,000 options was approved by the General Meeting.

Changes in the number of options since 1 January:

Total number of options as of 1 January 2008	8,307,170
Awarded after the General Meeting's resolution	2,915,000
Terminated in the first half-year	(75,000)
Redeemed in the first half-year	(120,000)
Total number of options as of 30 June 2008	**11,027,170**

In addition, 25,000 options were redeemed under the cash bonus programme. A total of 676,500 cash bonus options were outstanding as of 30 June 2008.

In the first half of 2008, Orkla bought back its own shares for a total amount of NOK 661 million. As of 30 June 2008, the Group held 21,957,390 treasury shares.

NOTE 7 OTHER MATTERS

No events took place after the balance sheet date that would have affected the financial statements or any assessments carried out.

The Group sold its shareholding in Hjemmet Mortensen at a gain of NOK 830 million.

In connection with its purchase of additional REC shares in the first quarter of 2007, Orkla issued three put options in REC to Q-Cells AG. At the same time, Orkla had certain rights relating to the possible sale of these shares by Q-Cells. Orkla entered into an agreement with Q-Cells to cancel these options in return for which Orkla would simultaneously renounce its rights relating to the shares. At the start of the first half-year, the net value of the options and rights was assessed at NOK 67 million. This gives rise to a corresponding imputed financial income in the first half-year.

In accordance with the Group's accounting principles, individual shares in the Share Portfolio which sustain a substantial or permanent fall in value are written down to fair value in the income statement. Shares that have already been written down will be written down automatically if they further decrease in value, regardless of the above-mentioned criteria. This resulted in impairment losses of NOK 1,056 million in the first half-year. A further decline of the stock market after 30 June 2008 may entail further impairments in the second half of 2008. Unrealised gains in the Share Portfolio totalled NOK 1,690 million as of 11 August.

END